

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2010

Mr. Marcel Urbanc
Chief Financial Officer
AlphaRx, Inc.
168 Konrad Crescent, Suite 200
Markham, Ontario, Canada L3R 9T9

> **Re:**   **AlphaRx, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Form 10-Q for the Quarterly Period Ended December 31, 2009**
> **File No. 000-30813**

Dear Mr. Urbanc:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief